Exhibit 12.1

California Water Service Group
Computation of Ratios of Earnings to Fixed Charges
(In thousands except ratios)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before income tax expense	$70,307	$84,710	$67,723	$70,279	$60,878
Fixed charges interest expense	29,467	28,765	31,179	32,354	32,455
Capitalized interest	(1,915)	(1,535)	(2,038)	(3,401)	(2,741)
Total	97,859	111,940	96,864	99,232	90,592
Fixed Charges:
Interest expensed & capitalized, & amortization of capitalized expense related to indebtedness	29,185	28,483	30,897	32,072	32,455
Estimated interest component of rent expense	$282	$282	$282	$282	$474
Total	29,467	28,765	31,179	32,354	32,929
Ratio of earnings to fixed charges	3.32	3.89	3.11	3.07	2.75